REALPAGE, INC.
4000 International Parkway
Carrollton, Texas 75007

July 31, 2015
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Craig D. Wilson, Senior Assistant Chief Accountant
Eiko Yaoita Pyles, Staff Accountant

RE:     RealPage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 8-K filed February 26, 2015
File No. 001-34846

Ladies and Gentlemen:
On behalf of RealPage, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 10, 2015 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 filed March 2, 2015 and Form 8-K filed February 26, 2015 (File No. 001-34846).
In this letter, we have recited the comments from the Staff letter in italicized, bold type and followed each comment with the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 43

1.
In your response to prior comment 1 in your letter dated August 29, 2014, you indicated that you would disclose the ACV in future filings of Form 10-K. However, we are unable to locate such disclosure. Please advise.

Management’s response:
As discussed with the Staff, the Company will begin disclosing ACV in MD&A in future filings, beginning with its Form 10-Q for the second quarter of fiscal 2015.

2.	We note that you provided details of the on demand revenue by product group (e.g. leasing and marketing, property management, residential services, asset optimization) and by revenue stream

(e.g. subscription and transaction) in your fourth quarter 2014 and first quarter 2015 earnings calls and IR Fact Sheets furnished in Exhibit 99.1 and Exhibit 99.2 of the Form 8-Ks filed on February 27, 2015 and May 5, 2015, respectively. Please tell us what consideration was given to disclosing this information in the MD&A. We refer to you Section III.B of SEC Release No. 33-8350.

Management’s response:
The Company’s solution offerings consist of many individual product centers as described in the Business section in Part I Item 1. of the Company’s Form 10-K for the year ended December 31, 2014. Beginning in early 2015, the Company restructured how it presents its various solution offerings for marketing purposes by describing its product centers in four broad product groups: leasing and marketing, property management, resident services, and asset optimization. Although management believes this is a helpful way to understand the functionality of the Company’s solution offerings, this does not mirror the organizational or management structure of the business, nor is it reflective of how management measures or assesses the Company’s financial condition and operating results. As the Company’s products and services have grown in number over the years, management determined that presenting the Company’s solution offerings in this categorized fashion might provide potential customers, as well as investors, a clearer way of understanding the various portions of the target markets that the Company’s solution offerings serve, in terms of four major customer needs.
In preparing MD&A for the Form 10-K for the year ended December 31, 2014, as with other potential disclosures, the Company evaluated whether the details of the on demand revenue by product group and by revenue stream would be appropriate for disclosure in MD&A in response to specific disclosure requirements, because omission might render misleading the overall description and disclosure of financial condition and operating results, or because the potential disclosure would be helpful to investors in understanding the Company’s financial condition or operating results. Ultimately, it was determined that the financial condition and operating results of the Company are best understood through a description of the Company’s success in adding new customers and rental units managed by these customers, in conjunction with the Company’s ability to penetrate its customer base with additional product centers in the aggregate, as opposed to specifically highlighting individual product centers or product groupings. The Company provided a description of its success in these areas in the MD&A of its Form 10-K for the year ended December 31, 2014, where it described the key drivers of on demand revenue in terms of rental units and revenue per unit, or RPU.
As stated in Section III.B of SEC Release No. 33-8350, “… one of the principal objectives of MD&A is to give readers a view of the company through the eyes of management …. To do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” Since the Company’s management does not manage its business or evaluate the financial performance of the Company through the lens of these four categories, it was determined not to present that detail in the MD&A.

Form 8-K filed February 26, 2015
Exhibit 99.1

3.
We note your discussion of the non-GAAP measures (i.e., Non-GAAP total revenue, Non-GAAP on demand revenue, and Non-GAAP net income). Please tell us your consideration for including the reasons why you believe these non-GAAP measures, excluding adjusted EBITDA, provide useful information to investors regarding your financial condition and results of operations in your disclosure. Similar concerns apply to the first quarter earnings release included in Exhibit 99.1 filed on May 5, 2015. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)1(i)(C) of Regulation S-K.

Management’s response:

The Company has disclosed in its Form 10-K and earnings releases the reasons why management believes that the non-GAAP measure of adjusted EBITDA provides useful information to investors regarding the Company’s financial condition and results of operations. The Company considers those reasons to also be applicable to the other non-GAAP measures presented by the Company.
The Company believes that Non-GAAP total revenue, Non-GAAP on demand revenue and Non-GAAP net income are useful measures for evaluating the Company’s operating performance because these measures provide information that is consistent and comparable with the Company’s past financial performance, they facilitate period-to-period comparisons of operations, and they facilitate comparisons with many peer companies that use similar non-GAAP financial measures to supplement their GAAP results. In addition, it is useful to exclude certain non-cash charges because the amount of such expenses in any specific period may not directly correlate to the underlying performance of the Company’s business operations and these expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be. Furthermore, it is useful to include deferred revenue written down for GAAP purposes under purchase accounting rules and revenue deferred due to a lack of historical experience determining the settlement of the contractual obligation in order to appropriately measure the underlying performance of the Company’s business operations in the period of activity and associated expense.
As such, the Company proposes in future earnings releases and SEC filings to disclose the reasons management believes any disclosed non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations.
*****
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone to 972-820-3770 or by facsimile to 972-820-3932. Thank you for your assistance.

Respectfully submitted,

/s/ W. Bryan Hill
W. Bryan Hill Executive Vice President, Chief Financial Officer and Treasurer

cc: David G. Monk, RealPage, Inc.

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